Joshua A. Kaufman	VIA EDGAR AND HAND DELIVERY
+1 212 479 6495
josh.kaufman@cooley.com

May 22, 2018
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ronsom, Assistant Director, Office of Consumer Products
Jenifer López, Staff Attorney

Re:	Realm Therapeutics, plc
Registration Statement on Form F-1
Originally Submitted to the Commission as a Draft Registration Statement on April 13, 2018
and amended on April 30, 2018
CIK No. 0001718903
Ladies and Gentlemen:
On behalf of Realm Therapeutics, plc (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated May 11, 2018 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form F-1, confidentially submitted on April 13, 2018 (the “Draft Registration Statement”).
The Company is concurrently publicly filing the Draft Registration Statement (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with three copies of the Registration Statement marked to show all changes from the Draft Registration Statement.
The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.
General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and has separately provided to the Staff copies of the written communications presented to potential investors to date in reliance on Section 5(d) of the Securities Act, and will provide any further communications made during the duration of the registration process to the extent that they differ in any material respect from the written communications provided.

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U.S. Securities and Exchange Commission May 22, 2018 Page 2

2.	At first use, please define the terms “cytokines”, “granulocytes”, “neutrophils”, “granulocytes”, and “anti-pruritic” in order for a lay investor to understand.
The Company has added definitions of the terms “cytokines” on pages 1, 41 and 52 and “anti-pruritic” on pages 3 and 54 of the Registration Statement to address the Staff’s comment. The Company has deleted the terms “granulocytes” and “neutrophils” of the Registration Statement to address the Staff’s comment.

3.
Please revise to provide information regarding your selling stockholders, consistent with Item 9D of Form 20-F. We note that you have identified the Registered Holders in the table on page 89, however, you have not indicated the amount and percentage of shares to be held before and after this offering.

The Company has set forth the number of shares and percentages beneficially held before this offering on page 94 of the Registration Statement. The overall number of shares outstanding will remain unchanged after the offering since there is no primary component to the offering. The only event that will cause an individual’s percentage of stock beneficially owned to decrease would be a sale by that individual. Since no registered shareholder has an obligation or known commitment to sell the securities registered under the Registration Statement, the Company does not believe that a pro forma column reflecting any potential sell down would be meaningful to an investor. The Company has added the following language at page 93: "To the extent that any Registered Holder sells ADSs representing its ordinary shares following registration, the Registered Holder’s percentage ownership will decrease accordingly."
Prospectus Cover Page

4.
Please tell us how you intend to price the shares being offered, consistent Item 501(b)(3) of Regulation S-K. We note your reference to the AIM market price, however, your disclosure elsewhere states that you offer no assurances that the price of your ordinary shares will correspond to the AIM market price.

The Company respectfully acknowledges the Staff’s comment and notes that, per the Plan of Distribution, ADSs representing the shares registered by the Registration Statement are to be disposed of at fixed prices, at prevailing market prices at the time of the disposition, at varying prices determined at the time of disposition or at negotiated prices. The Company expects the market price of ADSs representing its ordinary shares to be traded on Nasdaq (assuming that the listing application therefor is approved) to be substantially consistent with price of the ordinary shares on AIM as adjusted for the ADS ratio and the currency exchange rate. The Company has deleted the risk factor regarding the price of the ordinary shares not necessarily corresponding to the AIM market price from the Registration Statement in response to the Staff’s comment.
Prospectus Summary, page 1

5.
We note your statement on page 2 that “[you] believe that [y]our product candidate, which is formulated for topical application, may prove a safer alternative to steroids and immunosuppressants…” Statements regarding efficacy and safety are determinations that only the FDA and foreign government equivalent regulators have authority to make. Please delete statements throughout your filing indicating that your product candidates are safe and effective.

To address the Staff's comment, the Company has deleted the statement referred to above from pages 2 and 53 of the Registration Statement and has replaced other statements regarding safety and efficacy of

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the product candidate throughout the Registration Statement with statements outlining the results of studies undertaken with the product candidate.

6.
Please clarify the difference between a “FDA approved prescription drug” and “FDA-cleared 501(k) medical device,” in light of your decision to develop HOCI and remove Aurstat from the market. In this regard, we note your disclosure on page 2 indicating that you decided to remove “Aurstat from the market to develop HOCI as an FDA approved prescription drug” and that Aurstat was an “FDA-cleared 501(k) medical device.”

The Company has clarified these disclosures on pages 2 and 53 of the Registration Statement to address the Staff’s comment.
Risk Factors, page 9
“Clinical product development involves a lengthy and expensive process…”, page 12

7.
We note your disclosure on page 14 that “[you] have made the key assumption that the FDA will permit [you] to skip a Phase 1 study [for Acne].” Please clarify here or elsewhere in your filing, the basis for your assumption.

The Company has clarified these disclosures on page 70 of the Registration Statement to address the Staff’s comment.
“We are dependent on third parties to support our drug development efforts”, page 19

8.
We note your disclosure that you “source a critical element of [y]our manufacturing equipment from one supplier.” Please tell us what consideration you have given to the filing of your agreement with such supplier. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and notes that the Company has recently acquired the rights to produce the critical element pursuant to a technology transfer agreement, which transfers to the Company the know-how required to produce the critical element from Professor Bakhir over time and a license to the related patent. The Company has also added a description of the technology transfer agreement on page 73. There is in fact no supply agreement that could be filed as an exhibit to the Registration Statement, and the transfer agreement has been filed as Exhibit 10.3 to the Registration Statement. The Company has deleted risk factor language regarding the outsourced critical element from the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 45

9.
Please tell us what consideration you have given to the filing of your agreement with Vashe. In this regard, we note that your current source of revenue is the royalty revenue generated from that agreement. Please also revise your disclosure on page 40 to disclose the “defined period” in which you will continue to receive royalties and the material terms of the royalty agreement. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and notes that Vashe is a wound care product. The Company did not file the outlicensing agreement because it was undertaken in

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U.S. Securities and Exchange Commission May 22, 2018 Page 4

the ordinary course of business and the Company is not substantially dependent on the outlicensing agreement, which has historically provided less than $1 million per year in revenues to the Company, while the Company's overall costs significantly outstrip such amounts. Additionally, the term of the minimum royalty guarantee expires in March 2021. The focus of the Company’s business is the clinical development of drug candidates and the revenue generated from this outlicensing arrangement is not expected, at this time, to contribute significantly to offsetting the costs of this effort. The Company respectfully notes that while its revenues from the Vashe wound care product may have constituted all of the Company’s operating revenue, such revenue is not meaningful to the overall economics of its business on a cash flow basis as, in recent years, cash funding has been derived from equity investments from third parties and proceeds from the sale of the Company’s supermarket retail business in 2016, rather than from commercial transactions. This funding model is similar to other clinical stage biopharmaceutical companies. The Company has complied with this disclosure on page 41 of the Registration Statement to address the Staff’s comment as to the period through which there is a minimum royalty guaranteed and the amount of the guaranteed royalties.
Funding Requirements, page 46

10.
We note your disclosure that you expect to fund operating and capital expenses with cash, cash equivalents and marketable securities. Please expand your discussion to quantify, if possible, the funding required to complete the Phase II trial of PR022.

The Company has provided the requested disclosures on page 48 of the Registration Statement to address the Staff’s comment.
Change of Independent Auditor, page 49

11.	We have reviewed your disclosures regarding the change in independent accountants and have the following comments:

•	Please revise your disclosures to provide the date(s) Grant Thornton UK LLP resigned as your independent registered public accountant and you engaged KPMG LLP.
The Company has complied with this disclosure on pages 50 and 51 of the Registration Statement to address the Staff’s comment.

•
You disclose that Grant Thornton UK resigned, however some of your other disclosures suggest they were dismissed by your Board of Directors, please revise your disclosures to clarify whether Grant Thornton resigned or was dismissed by your Board.

The Company has clarified that Grant Thornton resigned because the Company intended to engage new auditors in connection with the listing to which the Registration Statement pertains on page 50 of the Registration Statement to address the Staff’s comment.

•
Please provide your revised disclosures to your former accountant and request that they furnish you with a letter addressed to the Commission stating whether they agree with the statements made by you in response to Item 304(a), and, if not, stating the respects in which they do not agree.

The Company has provided its revised disclosures to its former accountant, which has provided the letter as described by the Staff’s comment.

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•	Lastly, please file the former accountant’s letter as an exhibit to your registration statement.
The former accountant’s letter has been filed as Exhibit 16.1 to the Registration Statement to address the Staff’s comment.
Please refer to Item 4.(d) of Form F-1 and Part II, Item 16F of Form 20-F.
Business, page 51

12.
We note your disclosure in the last paragraph of page 51 that “[t]his market is expected to grow to approximately $6 billion by 2022 driven by recent market approvals of Eucrisa, Pfizer’s topical PDE-4 inhibitor for mild to moderate AD, and Dupixent, and injectable IL-4, IL-13 inhibitor for moderate to severe AD.” Please balance your disclosure by explaining how these new market approvals will affect competition for your lead product candidate.

The Company has revised the disclosure on pages 1-2, 52 and 58 of the Registration Statement to address the Staff’s comment.

13.
We note your statement on page 52 that PR022’s clinical development is supported by pre-clinical studies that have shown its potential efficacy….” Statements regarding efficacy and safety are determinations that only the FDA and foreign government equivalent regulators have authority to make. Please delete your statements indicating that your product candidates are safe and effective.

To address the Staff's comment, the Company has deleted the statement "that have shown its potential efficacy" from pages 2 and 53 of the Registration Statement and has replaced this and other general statements regarding safety and efficacy of the product candidate throughout the Registration Statement with statements outlining the results of studies undertaken with the product candidate.

14.
Your disclosure on page 52 discusses how treatment with Aurstat reduced pruritus to a “statistically significant” extent. Please provide an explanation of the term “statistically significant” and discuss how it relates to the FDA’s evidentiary standard of efficacy.

The Company has deleted the reference to statistical significance on pages 2 and 53 of the Registration Statement to address the Staff’s comment.

15.
Please expand your disclosure to explain how you “may use the PR022 formulation for the initial proof of concept study in Acne to expedite entry into the clinic,” whether or not this will have any effect on the FDA’s approval process and the risks and benefits of doing so.

The Company has revised disclosures on pages 53 and 70 of the Registration Statement to address the Staff’s comment.
Our Pipeline, page 53

16.	Please revise your table to disclose the Anticipated Milestone for Psoriasis. If this program is still in the discovery phase, please remove it from the table.
The Company has complied with this disclosure on page 54 of the Registration Statement to address the Staff’s comment by adding the anticipated milestone.

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U.S. Securities and Exchange Commission May 22, 2018 Page 6

Our Proprietary Platform Technology, page 54

17.
Please expand your disclosure here, or in your “Intellectual Property Summary” section, to identify in which foreign jurisdictions you have issued and pending patent applications. In this regard, we note your statement in the last sentence of the first paragraph of this section that you have “other international patent protection and in-licenses of certain other HOCI technology applications related to the manufacturing process.” This comment also applies to your disclosure of “foreign patent applications pending” and patents applications “outside the United States” referenced in the first and third paragraphs on page 68.

The Company has complied with these disclosures on page 72 in the “Intellectual Property Summary” of the Registration Statement to address the Staff’s comment.
PR022 for the Treatment of Atopic Dermatitis, page 56

18.	Please disclose the secondary endpoints of the Phase 2 clinical trial described on page 57.
The Company has complied with this disclosure on page 59 of the Registration Statement to address the Staff’s comment.
Lesion Formation in Prevention Model, page 57

19.	Please provide a brief explanation of the term “p-value” and how it is used to measure statistical significance.
The Company has provided on explanation of the term “p-value” and how it is used to measure statistical significance on page 59 of the Registration Statement to address the Staff’s comment.
Effects on Cytokine Levels in Therapeutic Model, page 61

20.
You mention that cytokine levels were significantly reduced and you identify some examples. Clarify whether other cytokine levels were not significantly reduced and disclose the impact of this finding.

The Company has revised the disclosure on pages 64 through 68 of the Registration Statement to address the Staff’s comment.
Aurstat Licensing History, page 64

21.	Please expand your disclosure to describe the “improved properties” in the PR022 gel that are different from Aurstat.
The Company has revised the disclosure on page 68 of the Registration Statement to address the Staff’s comment.
Aurstat Initial Clinical Data, page 64

22.	If you have chosen not to market Aurstat and it was approved as a device, not as a drug, tell us why you believe including this information is material to investors.

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U.S. Securities and Exchange Commission May 22, 2018 Page 7

The Company respectfully acknowledges the Staff’s comment and notes that Aurstat was a gel containing HOCl, which is the active ingredient in the Company’s current product candidates. The decision not to market Aurstat under its medical device clearance was a business decision. However, the Company believes that human experience data with Aurstat remains relevant as a data point for investors to understand the history of HOCl.
RLM023 for the Treatment of Acne, page 65

23.	Please disclose competing products that comprise the current market of $4B in current prescription drugs and the new agents in development.
The Company has revised the disclosure on page 69 of the Registration Statement by disclosing products included in the Acne market and by removing reference to new agents in development to address the Staff’s comment.

24.
You mention that your HOCI formulation demonstrated a reduction in the expression of pro-inflammatory cytokines, however, without providing additional quantified information about the reduction and the other results of the pre-clinical studies, this statement is insufficient and should be removed. This comment also applies to a similar statement you make with respect to your Psoriasis discussion.

The Company has revised the disclosure on page 70 of the Registration Statement and has cross-referenced to Figures 6, 11 and 12 in the Registration Statement, which have been updated to provide additional quantified information about the reduction in the expression of cytokines and the results of other in vitro pre-clinical studies described by the Staff’s comment.
Intellectual Property Summary, page 67

25.	At first use, please define the term PCT on page 68.
The Company has deleted the abbreviation “PCT” and used the full term “Patent Cooperation Treaty” on page 72 of the Registration Statement to address the Staff’s comment.

26.	Please expand your disclosure to provide the expiration date for the amended exclusive license from Prof. Vitold Bakhir.
The Company has revised the disclosure on page 73 of the Registration Statement to address the Staff’s comment.
Governing Law/Waiver of Jury Trial, page 120

27.	We note that parties to the Deposit Agreement waive their right to a jury trial. Tell us how this waiver is consistent with Section 14 of the Securities Act.
The Company respectfully acknowledges the Staff’s comment and notes that Section 14 of the Securities Act provides that “Any condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this subchapter or of the rules and regulations of the Commission shall be void.” Neither the provisions of the Securities Act nor the rules and regulations promulgated thereunder prohibit the waiver of jury trial by contract, or require that any contract governing the terms of securities registered thereunder permit or require trial by jury of claims made with respect to such securities. Neither are we aware of a right to trial

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by jury implied by Sections 11 or 12 of the Securities Act that cannot be waived. Furthermore, the language of the waiver itself provides that the waiver applies “to the fullest extent permitted by applicable law.” Thus, even if the Securities Act or the rules and regulations promulgated thereunder were to prohibit the waiver of trial by jury, the provision would not be inconsistent with Section 14 of the Securities Act. Therefore, the waiver of jury trial by ADS holders under the Deposit Agreement is not inconsistent with Section 14 of the Securities Act.

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U.S. Securities and Exchange Commission May 22, 2018 Page 9

* * *
The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:	Alex Martin, Realm Therapeutics, plc
Marella Thorell, Realm Therapeutics, plc
Jeff Libson, Cooley LLP
Divakar Gupta, Cooley LLP
Ed Lukins, Cooley LLP

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